Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exhchage: GG
(All amounts in US dollars unless otherwise indicated)

GOLDCORP ANNOUNCES SIXTH CONSECUTIVE ANNUAL INCREASE IN
GOLD RESERVES

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 17, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today announced that as of December 31, 2009 proven and probable gold reserves increased 5.3% to 48.8 million ounces and proven and probable silver reserves increased 4.2% to 1,300.0 million ounces.  Measured and indicated gold resources increased 3.2% to 22.7 million ounces in 2009 and measured and indicated silver resources increased 38.3% to 598.1 million ounces.   All increases are the result of Goldcorp’s successful organic growth programs and do not include any ounces acquired during the year.

Highlights include:

•
At Los Filos, a strong reserve increase in the Bermejal pit and a new gold reserve in the 4P area support plans for an efficient, integrated pit complex; the total increase amounts to over one million ounces.

•
Additional information in Peñasquito’s Chile Colorado has identified 790,000 ounces of new proven and probable reserves: of which 389,000 ounces are due to new information supporting higher expected recoveries of certain low-lead content material.

•	Recent exploration investment at Marigold’s Red Dot area leads to 730,000 ounce reserve addition.

•	Éléonore gold resource continues to grow in scope and quality; a pre-feasibility study is nearly complete to advance development.

•	The recent Canplats and El Morro acquisitions are not included in these figures and are expected to further enhance total reserves and resources.

The following accounts for the changes in gold reserves year over year:
Proven and probable reserves as of January 1, 2009	46.3 moz
Mined ounces during 2009 (including mining depletion)	(3.1)
Discovered ounces during 2009	5.6
Proven and probable reserves as of January 1, 2010	48.8 moz

“Replacing gold reserves mined each year is the first objective of our exploration team, so we are pleased to have more than replaced reserves for the sixth consecutive year,” said Chuck Jeannes, President and Chief Executive Officer.  “This impressive track record is a testament to our dual focus on organic growth through exploration coupled with an opportunistic approach to M&A that places the primary emphasis on the quality of our gold reserves versus the simple quantity of overall gold ounces.  Goldcorp is unique among gold mining peers in that practically all of our gold reserves are currently being actively mined or developed; in fact, every ounce of proven and probable gold reserves at Goldcorp-operated assets is contained at mines already in production or well-advanced in construction.”

In 2009, Goldcorp invested $92 million into exploration, of which $59 million was capitalized.  Finding costs for proven and probable plus measured and indicated gold ounces amounted to less than $15 per gold ounce.

Goldcorp expects to invest an additional $130 million in exploration in 2010, with the goal of further increasing reserves and resources.  Following the recent acquisitions of Canplats Resources and the El Morro project, this amount is expected to increase.  Areas of high potential for reserve and resource enhancement in 2010 include:

•	Continued drilling of the High Grade Zone at Red Lake from the 4199 exploration drift, with the goal of adding reserves in areas down to the 52 level and adding resources below the 52 level.

•	Completing drilling and modeling to produce an initial resource for a potential surface operation at Red Lake.

•
Drilling from underground at the Cochenour project at Red Lake for the first time will target the heart of the deposit to produce the initial gold resource.  Mine development plans at Cochenour are well underway.

•	Construction of the exploration shaft at Éléonore in Quebec will allow for more focused deep drilling in the north high grade area.

•	In-fill drilling of oxide ore and continued testing of sulphide systems at Peñasquito satellites Camino Rojo and Noche Buena will accelerate development plans at both projects.

•	Testing of high grade and bulk underground resources at Peñasquito will continue during 2010.

•	Incorporating newly-discovered high grade zones at West Vero to expand reserves at the Marlin mine.

•	Updating the feasibility study of the El Morro project to add reserves and commencing drilling programs focused on resource growth on the highly-prospective land package.

Complete reserve and resource information for all metals, including tonnage, grade and accompanying metals price assumptions has been posted at www.goldcorp.com.  Summary reserve and resource data is as follows:

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2009

Reserves	Contained Gold (m oz)	Contained Silver (m oz)
Proven	21.3	709.3
Probable	27.5	590.7
Proven & Probable	48.8	1,300.0

Resources
Measured	2.7	4.9
Indicated	20.0	593.1
Measured & Indicated	22.7	598.1
Inferred	19.6	459.9

Complete reserve and resource calculations is as follows:

GOLDCORP INC. PROVEN AND PROBABLE RESERVES(1),(4),(5),(6) AS OF DECEMBER 31, 2009 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Alumbrera (37.5%)	Argentina	120.00	0.40	1.53
Dee (40.0%)	United States	14.31	1.86	0.86
El Sauzal	Mexico	5.81	1.77	0.33
Los Filos	Mexico	222.28	0.79	5.67
Marigold (66.7%)	United States	90.72	0.55	1.61
Marlin	Guatemala	13.45	4.78	2.07

GOLDCORP INC. PROVEN AND PROBABLE RESERVES(1),(4),(5),(6) AS OF DECEMBER 31, 2009 Based on attributable ounces
Musselwhite	Canada	10.42	6.29	2.11
Peñasquito Heap Leach	Mexico	72.50	0.17	0.40
Peñasquito Mill	Mexico	1,144.76	0.47	17.42
Porcupine	Canada	57.63	1.50	2.79
Pueblo Viejo (40.0%)	Dominican Republic	100.78	2.93	9.50
Red Lake	Canada	8.44	12.58	3.42
San Dimas	Mexico	5.59	4.80	0.86
Wharf	United States	8.78	0.69	0.19
TOTAL GOLD				48.75
SILVER		million tonnes	g Ag/t	million ounces
Dee (40.0%)	United States	14.31	9.0	4.1
Los Filos	Mexico	195.81	5.8	36.7
Marlin	Guatemala	13.45	163.0	70.5
Peñasquito Heap Leach	Mexico	72.50	14.8	34.5
Peñasquito Mill	Mexico	1,144.76	28.1	1,035.6
Pueblo Viejo (40.0%)	Dominican Republic	100.78	17.5	56.7
San Dimas	Mexico	5.59	338.9	60.9
Wharf	United States	8.78	3.6	1.0
TOTAL SILVER				1,300.0
COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)	Argentina	120.00	0.39%	1,026
Pueblo Viejo (40.0%)	Dominican Republic	100.78	0.09%	202
TOTAL COPPER				1,228
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	1,144.76	0.29%	7,211
TOTAL LEAD				7,211
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	1,144.76	0.63%	15,930
TOTAL ZINC				15,930

GOLDCORP INC. MEASURED AND INDICATED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2009 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Alumbrera (37.5%)	Argentina	2.25	0.24	0.02
Cerro Blanco	Guatemala	2.52	15.64	1.27
Dee (40.0%)	United States	2.04	1.64	0.11
El Sauzal	Mexico	3.46	1.25	0.14
Éléonore	Canada	8.22	11.92	3.15

GOLDCORP INC. MEASURED AND INDICATED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2009 Based on attributable ounces
Escobal	Guatemala	6.97	0.63	0.14
Los Filos	Mexico	45.85	0.95	1.40
Marigold (66.7%)	United States	25.52	0.53	0.44
Marlin	Guatemala	1.73	1.23	0.07
Musselwhite	Canada	1.54	5.45	0.27
Noche Buena	Mexico	45.51	0.36	0.53
Peñasquito Heap Leach	Mexico	7.75	0.13	0.03
Peñasquito Mill	Mexico	471.52	0.29	4.42
Porcupine	Canada	117.87	1.34	5.07
Pueblo Viejo (40.0%)	Dominican Republic	42.84	2.07	2.86
Red Lake	Canada	4.01	15.94	2.06
San Nicolas (35.0%)	Mexico	27.99	0.48	0.43
Wharf	United States	9.82	0.91	0.29
TOTAL GOLD				22.68
SILVER		million tonnes	g Ag/t	million ounces
Cerro Blanco	Guatemala	2.52	72.0	5.8
Dee (40.0%)	United States	2.04	7.1	0.5
Escobal	Guatemala	6.97	580.3	130.1
Los Filos	Mexico	30.64	5.9	5.8
Marlin	Guatemala	1.73	47.6	2.7
Noche Buena	Mexico	45.51	12.6	18.4
Peñasquito Heap Leach	Mexico	7.75	8.6	2.1
Peñasquito Mill	Mexico	471.52	25.7	388.9
Pueblo Viejo (40.0%)	Dominican Republic	42.84	11.5	15.8
San Nicolas (35.0%)	Mexico	27.99	29.0	26.1
Wharf	United States	9.82	6.2	1.9
TOTAL SILVER				598.1
COPPER		million tonnes	% Cu	million pounds
Alumbrera (37.5%)	Argentina	2.25	0.29%	14
Pueblo Viejo (40.0%)	Dominican Republic	42.84	0.07%	70
San Nicolas (35.0%)	Mexico	27.99	1.33%	820
TOTAL COPPER				904
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	471.52	0.26%	2,738
TOTAL LEAD				2,738
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	471.52	0.87%	9,082
San Nicolas (35.0%)	Mexico	27.99	1.84%	1,137
TOTAL ZINC				10,219

GOLDCORP INC. INFERRED RESOURCES(1),(2),(3),(4),(5),(7) AS OF DECEMBER 31, 2009 Based on attributable ounces
GOLD		million tonnes	g Au/t	million ounces
Cerro Blanco	Guatemala	1.35	15.31	0.67
Dee (40.0%)	United States	0.94	0.67	0.02
El Sauzal	Mexico	0.03	1.26	0.00
Éléonore	Canada	15.03	12.93	6.25
Escobal	Guatemala	13.15	0.53	0.22
Los Filos	Mexico	151.25	0.87	4.23
Marigold (66.7%)	United States	45.45	0.53	0.78
Marlin	Guatemala	2.06	3.19	0.21
Musselwhite	Canada	3.92	5.92	0.75
Noche Buena	Mexico	19.29	0.39	0.24
Peñasquito Mill	Mexico	146.98	0.25	1.19
Porcupine	Canada	7.14	3.66	0.84
Pueblo Viejo (40.0%)	Dominican Republic	7.05	1.93	0.44
Red Lake	Canada	3.46	19.39	2.16
San Dimas	Mexico	15.17	3.31	1.61
San Nicolas (35.0%)	Mexico	2.46	0.37	0.03
TOTAL GOLD				19.63
SILVER		million tonnes	g Ag/t	million ounces
Cerro Blanco	Guatemala	1.35	59.6	2.6
Dee (40%)	United States	0.94	3.8	0.1
Escobal	Guatemala	13.15	443.4	187.5
Los Filos	Mexico	78.45	6.1	15.5
Marlin	Guatemala	2.06	153.9	10.2
Noche Buena	Mexico	19.29	3.2	2.0
Peñasquito Mill	Mexico	146.98	17.3	81.6
Pueblo Viejo (40.0%)	Dominican Republic	7.05	17.6	4.0
San Dimas	Mexico	15.17	317.1	154.6
San Nicolas (35.0%)	Mexico	2.46	23.8	1.9
TOTAL SILVER				459.9
COPPER		million tonnes	% Cu	million pounds
Pueblo Viejo (40.0%)	Dominican Republic	7.05	0.04%	6
San Nicolas (35.0%)	Mexico	2.46	1.28%	69
TOTAL COPPER				75
LEAD		million tonnes	% Pb	million pounds
Peñasquito Mill	Mexico	146.98	0.24%	790
TOTAL LEAD				790
ZINC		million tonnes	% Zn	million pounds
Peñasquito Mill	Mexico	146.98	0.50%	1,619
San Nicolas (35.0%)	Mexico	2.46	1.43%	78
TOTAL ZINC				1,697

*Numbers may not add up due to rounding

Goldcorp EOY09 Reserve and Resource Reporting Notes:

1
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2009, with the following conditions or exceptions:
	1 2	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick. Resources for San Nicolas are as per information provided by Teck Cominco (2001 Study).
5	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
	1	Red Lake	Stephane Blais, P.Eng., Red Lake Gold Mines
	2	San Dimas	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.
	3	Los Filos	Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.
	4	Alumbrera	Julio Bruna Novillo, MAusIMM, Minera Alumbrera Ltd.
	5	Wharf	Ken Nelson, MMSA, Wharf Mine
	6	Porcupine	Stephen Price, P.Geo., Porcupine Gold Mines
	7	Musselwhite	Tim Sanford, P. Eng., Musselwhite Mine
	8	Pueblo Viejo	Patrick Stephenson, FAusIMM, AMC Mining Consultants (Canada) Ltd.
	9	Peñasquito	Robert H. Bryson, MMSA
	10	Marigold	Patricia A. Maloney, P.Eng., Marigold Mining Co.
	11	El Sauzal	Steven Ristorcelli, P.Geol., Mine Dev. Assoc.
	12	Marlin	Andrew Tripp, P.Eng., Marlin Mine
	13 14	Escobal Éléonore	Maryse Belanger, P. Geo., Goldcorp Inc. Eric Chen, P. Geo., Goldcorp Inc.

6
Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $825 per ounce of gold, $13 per ounce of silver, $2.00 per pound of copper, $0.60 per pound of lead, and $0.80 per pound of zinc, unless otherwise noted below:

	1	Alumbrera	$919/oz gold and $1.80/lb copper
	2	Pueblo Viejo	$825/oz gold, $14.00/oz silver, $2.00/lb copper

7
Mineral Resources are estimated using US$ commodity prices of $925 per ounce of gold, $15 per ounce of silver, $2.25 per pound of copper, $0.70 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below;

	1	Pueblo Viejo	$900/oz gold, $15.00/oz silver, $2.25/lb copper
	2	San Nicolas	$300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc
	3	Alumbrera	$700/oz gold and $2.50/lb copper

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Maryse Belanger, Director Technical Services of Goldcorp, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this press release.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com